Exhibit 99.1

Nova US Redomiciliation – Court Approves Convening of Scheme Meeting and Distribution of Scheme Booklet

Highlights

●	The Supreme Court of New South Wales approves convening of Scheme Meetings and dispatch of Scheme Booklet to shareholders of Nova Minerals (Shareholders), holders of American Depositary Receipts representing ordinary shares of Nova Minerals (ADS Holders) and warrant holders holding listed warrants of Nova Minerals (Listed Warrantholders).

●	The Scheme Meetings will be held on Friday, 29 May 2026, with the Share Scheme Meeting commencing at 10:00am (Sydney time) and the Warrant Scheme Meeting commencing at the later of 10:30am (Sydney time) and the conclusion of the Share Scheme Meeting.

●	The Scheme Booklet is expected to be dispatched to Nova Minerals Shareholders, ADS Holders and Listed Warrantholders on or before Tuesday, 28 April 2026.

●	The Independent Expert has concluded the Share Scheme is in the best interests of Shareholders and the Warrant Scheme is in the best interests of Listed Warrantholders.

●	Nova Minerals’ directors unanimously recommend Shareholders vote in favour of the Share Scheme, subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interests of Shareholders and that Listed Warrantholders vote in favour of the Warrant Scheme, subject to the Independent Expert continuing to conclude that the Warrant Scheme is in the best interests of Listed Warrantholders.

Nova Minerals Limited (Nova Minerals or the Company) (ASX: NVA, NASDAQ: NVA, NVAWW OTC: NVAAF, FSE: QM3) is pleased to provide an update on its proposed redomiciliation from Australia to the United States via schemes of arrangement between Nova Minerals and its Shareholders (Share Scheme) and Nova Minerals and its Listed Warrantholders (Warrant Scheme and together with the Share Scheme, the Schemes). Under the Schemes, Nova Minerals Corp, a newly formed corporation incorporated in the State of Nevada, United States (US Holdco), will acquire all of Nova Minerals’ issued ordinary shares and listed warrants, and in exchange:

●	Share Scheme participants, other than ineligible foreign shareholders and non-electing small parcel holders, will be issued Share Scheme consideration in the form of NYSE listed shares of common stock in US Holdco (US Holdco Shares) for Nasdaq ADS Holders and holders of OTC-quoted Shares, and ASX listed US Holdco Chess Depositary Interests (US Holdco CDIs) for holders of ASX listed ordinary shares (together, Share Scheme Consideration); and

Main Operations Whiskey Bravo Airstrip Matanuska-Susitna Borough, Alaska, USA 1150 S Colony Way Suite 3-440, Palmer, AK 99645	Corporate Suite 5, 242 Hawthorn Road, Caulfield, VICTORIA 3161, Australia Phone +61 3 9537 1238	www.novaminerals.com.au info@novaminerals.com.au ACN 006 690 348 NASDAQ: NVA ASX: NVA

●	Nasdqaq listed Warrantholders will be issued Warrant Scheme consideration in the form of new warrants to be issued by US Holdco and listed on the NYSE, entitling the holders to be issued US Holdco Shares, rather than Nova Minerals ADSs, upon exercise of the warrants.

Upon completion, US Holdco will become the new parent entity of the Nova Minerals group.

First Court Hearing – Orders

The Supreme Court of New South Wales (Court) has made orders approving:

●	The dispatch of an explanatory statement providing information about the Schemes, together with the notice of meeting for each of the Scheme Meetings (together, the Scheme Booklet), to Shareholders and Listed Warrantholders; and

●	The convening by Nova Minerals of separate meetings of Shareholders (including the ADS Holders via the Depositary acting as registered holder of the ordinary shares deposited in the ADS facility) and Listed Warrantholders to consider and vote on the Share Scheme and the Warrant Scheme, respectively (Scheme Meetings).

Scheme Meetings

The Scheme Meetings to approve the Schemes will be held on Friday, 29 May 2026, commencing at 10.00am Sydney time, in person at the offices of Ashurst Australia at Level 8, 39 Martin Place, Sydney, New South Wales, Australia 2000, and online as detailed below under “How to vote”.

Shareholders holding Shares on ASX registered as at 7:00pm (Sydney time) on Wednesday, 27 May 2026 will be eligible to vote at the Share Scheme Meeting in person or by attorney or corporate representative, online at the meeting, or alternatively by completing the proxy form accompanying the Scheme Booklet.

Shareholders holding Shares on OTC registered as at 7:00pm (Sydney time) on Wednesday, 27 May 2026 will be eligible to vote at the Share Scheme Meeting in person or by attorney or corporate representative, online at the meeting, or alternatively by completing the proxy form accompanying the Scheme Booklet.

Bank New York Mellon acting as Depositary will set 12:00pm (New York time) on 21 May 2026, as the record date for the Nasdaq ADS Holders’s entitlement to vote at the Share Scheme Meeting. ADS Holders will be able to send their voting instructions to BNY. BNY will collect the voting instructions received prior to 12:00pm (New York time) on 21 May 2026, and will vote accordingly at the Share Scheme Meeting.

Holders of Nasdaq Listed Warrants registered as at 7:00pm (Sydney time) on Thursday, 21 May 2026 will be eligible to vote at the Warrant Scheme Meeting in person or by attorney or corporate representative, or alternatively by completing the proxy form accompanying the Scheme Booklet.

Shareholders and Listed Warrantholders are also advised that the notice of meeting for the Scheme Meetings are set out in Annexure H and Annexure I of the Scheme Booklet, respectively. These notices provide further details regarding the process for voting on the resolution to be considered at each Scheme Meeting.

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How to Vote

Recipients of the Scheme Booklet will be able to vote as follows:

●	Shareholders holding Shares on ASX

◌	In person: At the offices of Ashurst Australia at Level 8, 39 Martin Place, Sydney, New South Wales, Australia 2000, commencing at 10.00am Sydney time.

◌	Online at the meeting: Login to the Share Scheme Meeting via the investor portal (https://portal.automic.com.au/investor/home) and vote in real time. For further information on the live voting process please see the Registration and Voting Guide at https://www.automicgroup.com.au/virtual-agms/ when available.

◌	By proxy: Completing and ensuring the proxy form accompanying the Scheme Booklet is received by no later than 10:00am (Sydney time) on Wednesday, 27 May 2026.

●	Shareholders holding Shares on OTC

◌	In person: At the offices of Ashurst Australia at Level 8, 39 Martin Place, Sydney, New South Wales, Australia 2000, commencing at 10.00am Sydney time.

◌	Online at the meeting: Login to the Share Scheme Meeting and vote in real time via the link www.virtualshareholdermeeting.com/NVA2026. OTC Shareholders will receive a voting control number that can be use during the virtual meeting when the polls are open.

◌	By proxy: Using the voting control number provided to cast your vote prior to the meeting at www.proxyvote.com.

●	Nasdaq ADS Holders

◌	BNY will notify registered ADS Holders of the Share Scheme Meeting and will send or make voting materials available to ADS Holders. Those materials will describe the matters to be voted on at the Share Scheme Meeting and explain how ADS Holders may instruct BNY how to vote. ADS Holders that hold Nova Minerals ADSs through brokers or other securities intermediaries will receive notice and must give their instructions through their securities intermediaries. BNY will not exercise any discretion in voting deposited Shares and will only vote as instructed.

●	Holders of Nasdaq Listed Warrants

◌	Online at the meeting: Login to the Warrant Scheme Meeting and vote in real time via the link www.virtualshareholdermeeting.com/NVA2026. Holders of Listed Warrants will receive a voting control number that can be use during the virtual meeting when the polls are open.

◌	By proxy: Using the voting control number provided to cast your vote prior to the meeting at www.proxyvote.com.

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Dispatch of Scheme Booklet

The Scheme Booklet will be released to ASX and sent to Shareholders, ADS Holders and Listed Warrantholders following registration with the Australian Securities and Investments Commission. It will also be made available on Nova Minerals’ website at https://novaminerals.com.au/.

The Scheme Booklet is expected to be dispatched to Shareholders, ADS Holders and Listed Warrantholders on or before 28 April 2026, according to the following methods:

●	In the case of Shareholders who hold Shares listed on the ASX who have elected to receive all communications electronically, an email will be sent to their nominated email address containing an electronic link to a copy of the Scheme Booklet (including the notice, a personalised proxy and voting form);

●	In the case of Shareholders who hold Shares listed on the ASX that have elected to receive communications (but not meeting materials) in physical form, by mailing a letter by prepaid post or prepaid airmail, a letter will be mailed to their registered addresses, containing details of, and a link to, a website to access the Scheme Booklet (including the notice of meetings) and enclosing a hard copy personalised proxy and voting form;

●	In the case of Shareholders who hold Shares listed on the ASX who have elected to receive meeting documents in physical form, by mailing a letter by prepaid post or prepaid airmail, a hard copy of the Scheme Booklet (including the notice of meetings) will be mailed to their registered addresses, along with a hard copy personalised proxy and voting form;

●	For Shareholders who hold Shares listed on the ASX who have not elected for either electronic or hard copy communications a letter will be mailed to their registered addresses, containing details of, and a link to, a website to access the Scheme Booklet (including the notice of meetings) and enclosing a hard copy personalised proxy and voting form;

●	For those persons who hold Nasdaq listed ADSs, an email will be sent to their nominated email address containing an electronic link to a copy of the Scheme Booklet (including the notice, a personalised proxy and voting form);

●	For Shareholders who hold Shares quoted on the OTC, an email will be sent to their nominated email address containing an electronic link to a copy of the Scheme Booklet (including the notice, a personalised proxy and voting form), unless such holders have not provided an email address in which case they will receive a copy of the Scheme Booklet, notice and personalised proxy and voting form by post; and

●	For holders of Nasdaq Listed Warrants, an email will be sent to their nominated email address containing an electronic link to a copy of the Scheme Booklet (including the notice, a personalised proxy and voting form), unless such holders have not provided an email address in which case they will receive a copy of the Scheme Booklet, notice and personalised proxy and voting form by post.

Independent Expert’s Report

The Scheme Booklet includes a copy of the Independent Expert’s Report prepared by RSM Corporate Australia Pty Ltd (ABN 82 050 508 024) (Independent Expert), which concludes that the Share Scheme is in the best interests of Shareholders (including the ADS Holders) and the Warrant Scheme is in the best interests of Listed Warrantholders. The conclusion of the Independent Expert should be read in the context of the full Independent Expert’s report (which is included at Annexure A of the Scheme Booklet) and the Scheme Booklet.

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Scheme Consideration

Upon Implementation Date, the consideration issued by US Holdco will be structured as follows:

●	Shareholders who hold Nova Minerals ASX listed shares (other than the Australian custodian for the ADS Depositary, an Ineligible Foreign Shareholder or a Small Parcel Holder who has not opted out of the sale facility) will be issued one US Holdco CDI listed on ASX for every one Nova Minerals ASX listed share held on the Record Date;

●	Shareholders who hold Nova Minerals OTC quoted shares will be issued one US Holdco Share to be listed on NYSE for every 12 OTC quoted Nova Minerals shares held on the Record Date (rounded up to the nearest whole US Holdco Share);

●	Holders of Nova Minerals’ Nasdaq listed ADSs will be issued one US Holdco Share to be listed on NYSE for every one Nasdaq listed Nova Minerals ADS held as at the Record Date; and

●	Holders of Nasdaq Listed Warrants will be issued three US Holdco Listed Warrants to be listed on NYSE for every Listed Warrant held on the Record Date.

Small holders and ineligible holders

If you are a Shareholder holding Shares on ASX whose address is shown in the Company’s Australian share registry as being in a jurisdiction outside Australia, Belgium, Israel, New Zealand, Panama, United Kingdom and the United States or who is otherwise determined to be ineligible to receive CDIs based on applicable foreign law, you will be deemed an Ineligible Foreign Holder.

In addition, Shareholders of Nova holding Shares on ASX who are not Ineligible Foreign Shareholders and who hold less than A$500 worth of Shares based on the closing price on the last day of trading on ASX prior to the Record Date will be regarded as Small Parcel Holders.

The Company intends to implement a sale facility through which the CDIs that Small Parcel Holders and Ineligible Foreign Holders are entitled to will be sold on market by a sale agent. If you are an Ineligible Foreign Shareholder or a Small Parcel Holder, on the Implementation Date of the Schemes the CDIs you are entitled to will instead be issued to a sale agent. The sale agent will sell the CDIs as soon as reasonably practicable on ASX and, in any event, within 90 business days following the Implementation Date and remit the gross sale proceeds to the Company’s Australian share registry. The Company’s Australian share registry must then promptly remit to you your pro rata share of the gross proceeds (after deducting any taxes which may be required and which the recipient of the proceeds are responsible for) from the sale of such US Holdco CDIs sold through the Sale Facility.

Small Parcel Holders may elect to opt out of participating in the Sale Facility and retain their ownership interest in the Nova Minerals Group by completing and returning the Small Parcel Holder Election Form, or making their election on the Automic Investor Portal, in accordance with the instructions on that form or portal page. Further information will be included under “What if I am a Small Parcel Holder?” in Section 3 of the Scheme Booklet and Sections 5.5 and 5.6 of the Scheme Booklet.

Directors’ Recommendation

Subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interests of the Shareholders and the Warrant Scheme is in the best interests of the Listed Warrantholders, the Directors of Nova Minerals unanimously recommend that:

●	Shareholders vote in favour of the Share Scheme at the Share Scheme Meeting; and

●	Listed Warrantholders vote in favour of the Warrant Scheme at the Warrant Scheme Meeting.

Each director of Nova Minerals also intends to vote all Nova Minerals shares they hold in favour of the Share Scheme and all Nova Minerals listed warrants they hold in favour of the Warrant Scheme, subject to the same qualification.

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Indicative timetable

The key dates expected for the Schemes are set out below.(1)

Dispatch of Scheme Booklet	28 April 2026
Latest time and date for lodgement of completed Proxy Forms for the Warrant Scheme Meeting	10:00am (Sydney time) on Thursday, 21 May 2026
Time and date for determining eligibility of Listed Warrantholders to vote at the Warrant Scheme Meeting	7:00pm (Sydney time) on Thursday, 21 May 2026
Latest time and date for lodgement of completed Proxy Forms for the Share Scheme Meeting	10:00am (Sydney time) on Wednesday, 27 May 2026
Time and date for determining eligibility of Shareholders to vote at the Share Scheme Meeting	7:00pm (Sydney time) on Wednesday, 27 May 2026
Share Scheme Meeting	10:00am (Sydney time) on Friday, 29 May 2026
Warrant Scheme Meeting	10:30am (Sydney time) on Friday, 29 May 2026
Court hearing for approval of the Schemes	Tuesday (Sydney time), 2 June 2026
Effective Date of the Schemes	Wednesday (Sydney time), 3 June 2026
Last day to reposition Shares between the Nova Minerals Australian share register and US transfer agent	Wednesday (Sydney time), 3 June 2026
The latest time and date by which the Share Registry must receive Small Parcel Holder Election Form from Small Parcel Holders who wish to elect to receive US Holdco CDIs (rather than have their Scheme consideration sold by default) or withdraw a previous election made	Wednesday (Sydney time), 3 June 2026
Last date of trading of Shares on ASX	Wednesday (Sydney time), 3 June 2026
Last date of trading of OTC Shares, ADSs and Listed Warrants on Nasdaq	Wednesday (New York time), 3 June 2026
Admission of US Holdco CDIs on ASX	Wednesday (Sydney time), 3 June 2026
Record Date for determining entitlements to the Share Scheme and Warrant Scheme Consideration	Tuesday (Sydney time), 9 June 2026
Implementation Date for the Schemes	Tuesday (Sydney time), 16 June 2026
Delisting of Nova Minerals from the official list of ASX	Tuesday (Sydney time), 16 June 2026
Admission of US Holdco on NYSE	Tuesday (New York Time), 16 June 2026
Anticipated trading of US Holdco CDIs on a normal settlement basis on ASX	Wednesday (Sydney time), 17 June 2026
First day of quotation of US Holdco Shares and US Holdco Listed Warrants on NYSE	Expected to commence promptly following the Implementation Date
Dispatch of US Holdco CDI holding statements	Thursday (Sydney time), 18 June 2026
Dispatch of US Holdco DRS statements	Wednesday (New York Time), 24 June 2026

(1)	All stated dates and times are indicative only. The actual timetable will depend on many factors outside the control of Nova Minerals and US Holdco, including the Court approval process and the satisfaction or waiver of the conditions precedent to the completion of the Schemes by each of Nova Minerals and US Holdco. Due to the time zone differences between US and Australia, certain actions relating to the implementation of the Schemes may occur on Monday 15 June 2026 during US business hours so as to enable implementation to occur on Tuesday 16 June 2026 during Australian business hours. Any changes to the above timetable will be announced to ASX and NYSE and will be available on Nova Minerals' website at https://novaminerals.com.au/.

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Further Information

Nova Minerals encourages Shareholders, ADS Holders and Listed Warrantholders to read the Scheme Booklet in its entirety, including the materials accompanying it, before deciding whether to vote in favour of the Schemes.

If Shareholders, ADS Holders or Listed Warrantholders have additional questions about the Scheme Booklet or the Schemes, please contact the Information Line on 1300 103 392 (within Australia) or +61 2 9068 1925 (outside Australia) Monday to Friday between 8:30 am and 7:00 pm (Sydney time).

This announcement has been authorised for release by the Board of Directors.

For further information regarding Nova Minerals Limited, please visit the Company’s website (www.novaminerals.com.au).

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Annalise Batchelor Investor Relations and Media E: annalise.batchelor@sodali.com M: + 61 432 312 807	Cameron Gilenko Investor Relations and Media E: cameron.gilenko@sodali.com M: +61 466 984 943

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

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